FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

Toronto, December 22, 2011

FAIRFAX ANNOUNCES ACQUISITION OF SPORTING LIFE

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) and Sporting Life Inc. announce today that Fairfax has purchased 75% of Sporting Life, one of Canada’s most prestigious sporting goods and sports apparel retailers, with the long-term goal of supporting the growth and expansion plans of the founders who continue to retain the balance of the shares.

“We are very pleased to acquire such a pre-eminent retailer as Sporting Life and to be partnering with its founders, Dr. Brian McGrath and Patti and David Russell, who started the company over 30 years ago, as well as the hundreds of dedicated and talented employees at Sporting Life. Today’s acquisition is consistent with our ongoing interest in acquiring strong, established franchises from entrepreneurial founders who want to find a long-term home for their business,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

“We are excited about Fairfax’s acquisition of Sporting Life. We intend on growing the Sporting Life brand into a national retailer and, with the aid of Fairfax, we will be even stronger financially than we were prior to this investment,” said the Sporting Life founders.

Both Fairfax and Sporting Life are committed to continued profitable, long-term growth under the leadership of the business founders, Dr. Brian McGrath, Patti Russell and David Russell. “This is the essence of the Sporting Life brand,” said President, David Russell. “We will not open stores faster than we can manage the customer experience. Our wish is to be the best - not the biggest. This means there is tremendous opportunity ahead for all of our employees who want to see the company grow. For our vendors, it means we can continue growing in an even more meaningful way, presenting great brands in the best possible retail environments, all  serviced by knowledgeable, friendly staff. For our customers, this means Sporting Life will continue into the future bringing real value and service for their ‘Sporting Life- style’ across Canada.”

Sporting Life was founded in 1979 with the goal of selling high-end sports merchandise and leading edge fashion apparel focused on the principle of a healthy, sporting lifestyle and unparalleled customer satisfaction. Sporting Life currently has over 600 employees in four stores in Ontario: the recently renovated flagship store at 2665 Yonge Street, Toronto; the Bike and Board store at 2454 Yonge Street, Toronto; the Sherway Gardens store in the Sherway Gardens Mall, Etobicoke; and the store at 110 Hurontario Street, Collingwood, near Blue Mountain. To learn more about Sporting Life, please visit www.sportinglife.ca

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

For further information about Sporting Life, please contact David Russell, President, at
(416) 673-0800.

For further information about Fairfax Financial, please contact John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact:  Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946